Exhibit 4.5(d)

INTUITY MEDICAL, INC.

Hercules Technology III, L.P.

Legal Department

400 Hamilton Avenue,

Suite 310

Palo Alto, CA 94301

October 30, 2020

Re:	Warrant Agreement

Ladies and Gentlemen,

Reference is hereby made to that certain Warrant Agreement by and between Hercules Technology III, L.P. (the “Warrantholder”) and Intuity Medical, Inc., a Delaware corporation (the “Company”), dated as of December 29, 2017 (as amended or modified from time to time, the “Warrant”). Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Warrant.

Each of the Company and the Warrantholder hereby acknowledges and agrees that (i) the closing of the sale and issuance by the Company of New Series B-1 Preferred Stock pursuant to that certain New Series B, B-1, C and C-1 Preferred Stock Purchase Agreement dated October 15, 2020 by and among the Company and the investors party thereto is deemed to be the Next Round financing under the Warrant, (ii) at such time as the Warrantholder elects to exercise the Warrant, the Preferred Stock, or Next Round Stock, shall mean the New Series B-1 Preferred Stock, (iii) the Exercise Price shall mean $0.2247 per share of New Series B-1 Preferred Stock (resulting in the Warrant being exercisable for up to 1,757,899 shares of New Series B-1 Preferred Stock as of the date hereof), and (iv) the Warrantholder will not have any rights to any further election with respect to the class or series of the Company’s capital stock issuable upon exercise of the Warrant, in each case, subject to the terms and conditions set forth in the Warrant.

Except as expressly set forth herein, all of the terms, conditions, and provisions of the Warrant shall remain in full force and effect. This letter agreement is limited precisely as written and shall not be deemed to be an amendment of any other term or condition of the Warrant or any of the documents referred to therein. This letter agreement shall form a part of the Warrant for all purposes, and each party thereto and hereto shall be bound hereby. Each party hereby represents and warrants to the other party that it has the requisite power and authority to enter into this letter agreement and it has obtained all necessary consents and approvals necessary and appropriate for such party to fulfill its agreements and obligations hereunder. This letter agreement may be executed in counterparts, including counterparts by pdf.

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Yours Truly,

Intuity Medical, Inc.

By:	/s/ Tammy Cameron
Name: Tammy Cameron
Title: CFO

Agreed and accepted by:

Hercules Technology III, L.P.

By:	/s/ Jennifer Choe
Name: Jennifer Choe
Title: Associate General Counsel

[Signature Page to Letter Agreement]